
August 25, 2022

Matt Meeker
Chief Executive Officer
BARK, Inc.
221 Canal Street
New York, NY 10013

      Re: BARK, Inc.
          Registration Statement on Form S-3
          Filed August 19, 2022
          File No. 333-266964

Dear Mr. Meeker:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alyssa Wall at 202-551-8106 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services

cc: Alexa Belonick